UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                       TO
COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Scotts Company LLC Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:
Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year
Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 20, 2011	By:	/s/ David C. Evans
Printed Name: David C. Evans
		Title:	Chief Financial Officer and Executive Vice President, Strategy and Business Development

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS
December 31, 2010 and 2009

PAGE NO.

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits	6

Statements of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 — 16

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	17

NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio
We have audited the accompanying Statements of Net Assets Available for Benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1, during 2010, the Plan retrospectively adopted the changes related to classifying and measuring loans to participants in accordance with ASC 962 Plan Accounting-Defined Contribution Pension Plans.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 20, 2011
Cleveland, Ohio

The Scotts Company LLC
Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
ASSETS

Receivables:
Notes Receivable from Participants	$7,356,664	$7,049,411
Other Receivable	11,973	—

Total Receivables	7,368,637	7,049,411

Investments, at Fair Value:
Alger Small Mid Cap Growth	11,678,790	10,407,592
Brandywine Blue Fund	18,999,551	16,269,513
CRM Small Cap Value Fund	6,662,057	4,368,371
Dodge and Cox Stock Fund	15,681,514	14,439,858
EuroPacific Growth Fund-Class A	19,836,928	17,626,637
Fidelity Contrafund	27,398,929	22,511,889
Fidelity Freedom Income Fund	1,536,572	1,262,976
Fidelity Freedom 2000 Fund	1,247,480	1,242,529
Fidelity Freedom 2005 Fund	59,902	322,489
Fidelity Freedom 2010 Fund	4,404,530	3,999,159
Fidelity Freedom 2015 Fund	2,390,462	1,651,386
Fidelity Freedom 2020 Fund	13,836,280	11,092,930
Fidelity Freedom 2025 Fund	2,675,762	1,371,874
Fidelity Freedom 2030 Fund	9,831,212	7,543,302
Fidelity Freedom 2035 Fund	2,989,375	1,741,286
Fidelity Freedom 2040 Fund	5,333,819	3,674,532
Fidelity Freedom 2045 Fund	3,153,966	1,819,699
Fidelity Freedom 2050 Fund	2,048,568	1,098,351
Fidelity Low Price Stock Fund	8,614,854	6,880,779
Fidelity Managed Income Portfolio I	—	28,823,351
Fidelity Managed Income Portfolio II	31,450,199	—
Fidelity Puritan Fund	19,981,525	18,472,761
PIMCO Total Return Fund	19,292,418	14,104,815
Spartan 500 Index Fund	17,132,634	14,841,109
The Scotts Miracle-Gro Company Common Shares	24,633,179	20,456,524

Total Investments, at Fair Value	270,870,506	226,023,712

Total Assets	278,239,143	233,073,123

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	278,239,143	233,073,123

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(310,549)	535,975

Net Assets Available for Benefits	$277,928,594	$233,609,098

See accompanying notes.

The Scotts Company LLC
Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$14,583,931	$14,686,342
Participant	14,582,570	13,964,401
Rollovers	1,408,409	1,056,010

	30,574,910	29,706,753

Interest on notes receivable from participants	377,802	442,965
Interest and dividend income	4,782,803	3,901,197
Net appreciation of investments	28,847,689	37,879,795

Total Additions	64,583,204	71,930,710

Deductions from Net Assets Attributed to:
Benefits paid to participants	20,203,874	12,792,730
Administrative expenses	59,834	61,346

Total Deductions	20,263,708	12,854,076

Net Increase before Plan Transfer	44,319,496	59,076,634

Plan Transfer	—	133,903

Net Assets Available for Benefits:
Beginning of Year	233,609,098	174,398,561

End of Year	$277,928,594	$233,609,098

See accompanying notes.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF PLAN
The following description of The Scotts Company LLC Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.
General:
The Plan is a defined contribution plan covering all employees of The Scotts Company LLC (the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2009, the Plan was restated to incorporate all previous amendments into a single Plan document.
Eligibility:
Domestic employees (other than employees of EG Systems, Inc.) are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc. doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligible service and are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.
Employee Contributions:
The Plan provides for a participant to make pre-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service (“IRS”) maximum deferral amount. The maximum pre-tax contributions for the years ended December 31, 2010 and 2009 was $16,500. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,500, during each of the years ended December 31, 2010 and 2009. Beginning January 1, 2009, participants also have the option to make elective after-tax contributions to a Roth 401(k). Total after-tax Roth contributions for the years ended December 31, 2010 and 2009 were $945,979 and $565,148, respectively.
Employer Contributions:
During 2010 and 2009, the plan provided a base retirement contribution for all eligible employees. Generally, eligible employees received a contribution equal to 2% of monthly compensation. This percentage increased to 4% when employees’ year-to-date compensation exceeded 50% of the social security taxable wage base. The Company also matched participant pre-tax contributions dollar for dollar for the first 3% of pay and matched $0.50 on the dollar for the next 2% of participant pre-tax contributions. Beginning January 1, 2011 the Company no longer provided base contributions and began matching 150% of the associates initial 4% contribution and 50% of their remaining contribution up to 6%.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.
Participants’ Accounts:
401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer base and matching contributions, earnings and losses thereon.
Rollover contributions from other plans are also accepted provided certain specified conditions are met.
Vesting:
All participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.
Forfeitures:
The non-vested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures used totaled $440,277 and $501,133 for the years ended December 31, 2010 and 2009, respectively.
Notes Receivable from Participants:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates established by Fidelity Management Trust Company. Principal and interest are paid ratably through monthly payroll deductions.
In September 2010, the Financial Accounting Standards Board (the “FASB”) issued an amendment, “Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 010-25)” which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the net assets as of December 31, 2010 or 2009, as a result of this adoption.
Other Plan Provisions:
Normal retirement age is 65; however the Plan also provides for in-service withdrawals for active employees under certain circumstances.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits:
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with IRS guidelines.
Investment Options:
A participant may direct their contributions and their employer matching contributions in any or all of the investment options under the Plan.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting:
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments:
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Gains and losses on sales of investments are based on the average cost method.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
Use of Estimates:
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Payments of Benefits:
Benefits are recorded when paid.
Administrative Fees:
The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.
Risks and Uncertainties:
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Recent Accounting Pronouncements:
In January 2010, the FASB issued Accounting Standard Update 2010-06, which requires additional disclosures related to fair value measurements. The additional disclosures include a separate disclosure of the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, for the reconciliation of activity in Level 3 measurements, information about purchases, sales, issuances and settlements are reported on a gross basis. The new disclosures and clarifications of existing disclosures was effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for reporting periods beginning after December 15, 2010. The required disclosures effective for reporting periods beginning after December 15, 2009 were adopted by the Plan and the adoption did not impact the Plan’s disclosures.
Subsequent Events:
For the year ended December 31, 2010, the Plan has evaluated subsequent events for potential recognition and disclosure through June 20, 2011, the date the financial statements were available for issuance.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
NOTE 3. INVESTMENTS
The following investments individually represent 5% or more of net assets available for benefits as of December 31:

	2010	2009
Fidelity Managed Income Portfolio II	$31,139,650	$—
Fidelity Contrafund	27,398,929	22,511,889
The Scotts Miracle-Gro Company Common Shares	24,633,179	20,456,524
Fidelity Puritan Fund	19,981,525	18,472,761
EuroPacific Growth Fund-Class A	19,836,928	17,626,637
PIMCO Total Return Fund	19,292,418	14,104,815
Brandywine Blue Fund	18,999,551	16,269,513
Spartan 500 Index Fund	17,132,634	14,841,109
Dodge and Cox Stock Fund	15,681,514	14,439,858
Fidelity Freedom 2020 Fund	13,836,280	—
Fidelity Managed Income Portfolio I	—	29,359,326
NOTE 4. INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY
The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio, at December 31, 2009 and Fidelity Managed Income Portfolio II at December 31, 2010 (the “Portfolio”) with Fidelity Management Trust Company, the Trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment.
As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity Management Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The stable value investment contract does not permit Fidelity Management Trust Company to terminate the agreement prior to the scheduled maturity date.
The following are the average yields for the stable value investment contracts for 2010 and 2009:

	2010	2009
Average Yields:
Based on actual earnings	2.25%	1.66%
Based on interest rates credited to participants	1.82%	1.20%
NOTE 5. TAX STATUS
The Plan’s latest favorable determination letter is dated March 6, 2009. The letter confirms that the form of the Plan, as amended through December 21, 2007, and contingent upon the timely adoption of the Second Amendment to the Plan, which was timely adopted on May 15, 2009, was in form compliant with the applicable qualification requirements of the Internal Revenue Code. The Plan has subsequently been amended and restated. The Plan Administrator, the Company and the Plan’s legal counsel believe that the subsequent amendments to the Plan have no adverse impact on its qualification. Further, the Plan Administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$277,928,594	$233,609,098

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	310,549	(535,975)

Net assets available for benefits per the Form 5500	$278,239,143	$233,073,123

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2010

Interest and dividend income and net appreciation of investments per the financial statements	$34,008,294

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2010	310,549

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2009	535,975

Rounding	(1)

Net investment income per the Form 5500	$34,854,817

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
NOTE 9. FAIR VALUE MEASUREMENTS
Current accounting guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs in the fair value hierarchy are as follows:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
•
Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Scotts Company LLC
Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large Cap equity funds	$79,212,628	$—	$—	$79,212,628
Target Date blended funds	47,971,356	—	—	47,971,356
Fixed Income funds	20,828,990	—	—	20,828,990
Mid Cap equity funds	20,293,644	—	—	20,293,644
Balanced funds	19,981,525	—	—	19,981,525
International equity funds	19,836,928	—	—	19,836,928
Small Cap equity funds	6,662,057	—	—	6,662,057
The Scotts Miracle-Gro Company common shares	24,633,179	—	—	24,633,179
Stable value investment contracts	—	31,450,199	—	31,450,199

Total investments at fair value	$239,420,307	$31,450,199	$—	$270,870,506

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large Cap equity funds	$68,062,369	$—	$—	$68,062,369
Target Date blended funds	35,557,537	—	—	35,557,537
Balanced funds	18,472,761	—	—	18,472,761
International equity funds	17,626,637	—	—	17,626,637
Mid Cap equity funds	17,288,371	—	—	17,288,371
Fixed Income funds	15,367,791	—	—	15,367,791
Small Cap equity funds	4,368,371	—	—	4,368,371
The Scotts Miracle-Gro Company common shares	20,456,524	—	—	20,456,524
Stable value investment contracts	—	28,823,351	—	28,823,351

Total investments at fair value	$197,200,361	$28,823,351	$—	$226,023,712

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan
EIN 31-1414921
Plan Number 001
December 31, 2010

	(b) Identity of Issue,	(c) Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Alger Small Mid Cap Growth	Registered Investment Company	N/A	$11,678,790
	Brandywine Blue Fund	Registered Investment Company	N/A	18,999,551
	CRM Small Cap Value Fund	Registered Investment Company	N/A	6,662,057
	Dodge and Cox Stock Fund	Registered Investment Company	N/A	15,681,514
	EuroPacific Growth Fund-Class A	Registered Investment Company	N/A	19,836,928
*	Fidelity Contrafund	Registered Investment Company	N/A	27,398,929
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,536,572
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	1,247,480
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	59,902
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	4,404,530
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	2,390,462
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	13,836,280
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	2,675,762
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	9,831,212
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	2,989,375
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	5,333,819
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	3,153,966
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	2,048,568
*	Fidelity Low Price Stock Fund	Registered Investment Company	N/A	8,614,854
*	Fidelity Managed Income Portfolio II	Common Collective Trust	N/A	31,450,199
*	Fidelity Puritan Fund	Registered Investment Company	N/A	19,981,525
	PIMCO Total Return Fund	Registered Investment Company	N/A	19,292,418
	Spartan 500 Index Fund	Registered Investment Company	N/A	17,132,634
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	N/A	24,633,179

	Total Investments			270,870,506
*	Notes Receivable from Participants	Notes receivable (interest at rates ranging from 4.25% to 10% due through January 12, 2015)	N/A	7,356,664

				$278,227,170

*	Party-in-interest to the Plan.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2010
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.